DANIEL H. LUCIANO
------------
ATTORNEY AT LAW
242 A WEST VALLEY BROOK ROAD
CALIFON, NEW JERSEY 07830

MEMBER TEXAS AND	TELEPHONE 908-832-5546
NEW JERSEY BARS	FACSIMILE 908-832-9601

June 10, 2016

Securities and Exchange Commission
Washington, DC 20548
Attn:   Kate McHale, Staff Attorney,

Re: Results-Based Outsourcing, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed April 29, 2016
File No. 333-209836

Dear Ms. McHale:

On behalf of our client, Results-Based Outsourcing, Inc. (the “Company”), we are filing herewith an Amendment No. 2 (the “Amendment”) to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on April 29, 2016, (collectively, the “Registration Statement”).  The Amendment has been prepared in response to the comments of the staff (the “Staff”) delivered by way of it letter dated May 17, 2016 (the “Comment Letter”).  Set forth below are the Company’s responses to the Staff’s comments, numbered in a manner to correspond to the order which the staff’s comments were delivered. For your convenience, we have included the original comments from the Comment Letter in their entirety:

General

1. Please note the financial statement updating requirements of Rule  8-08 of Regulation  S-X.

Company Response:  Please see updated financial statements  included in the Amendment.

Prospectus Summary,  page 6

2. We note your revised disclosure references that you have two independent contractors providing consulting services; however, on page 23, you disclose you only have one independent contractor agreement with the spouse of your chief executive officer. Please reconcile this disclosure to clarify  if  there is a second contractor and if  so, please identify the contractor, differentiate  the services that are provided  by this  contractor, describe the nature of your relationship and compensation arrangements, and file any material contract you have with this independent contractor.

GRCR Partners, Inc.
Securities and Exchange Commission

Company Response:  Please see revised text on Page 23 of the Amendment which addresses the independent contractors. As stated in the Amendment, the Company is using three independent contractors, and the description of services provided by the independent contractors is provided therein. However, the revenues attributable to the services provided by two of the independent contractors, other than the spouse of the sole officer, are less than 10% each, and thus are not material. The company has included its standard consulting agreement as Exhibit __.

3. We note the contract with Mr. Schloth contemplates additional  payments beyond  the
$5,000 per month  base payment  for services.  In addition, on page 53,  you attribute  some of these fees as compensation for client referrals. Please disclose more fully the expected services and referrals included in this base payment. In addition, because additional payments will be at the discretion of your sole officer who is the spouse of Mr. Schloth, please describe the method by which these additional  payments may be  determined.  Please also include this compensation structure in the risk factor pertaining to conflicts of interest with the consultant.

Company Response:  Please see revised text on Pages 11  and  53 of the Amendment. To clarify, the spouse of the sole officer is not compensated for referring clients tot the Company.

Description  of Property, page 42

4. We note that you have one location listed in this section; however, your website discloses that your main office is located at 2490 Blackrock Turnpike #344, Fairfield  CT 06825. Please include this property and any other properties that should be disclosed pursuant to Item 102 of Regulation S-K.

Company Response:  Please note that the Company website has been updated to new address

Certain Relationships and Related Transactions, page   53

5. We note your response to comment 12 of our letter dated March 28, 2016;  however, we  do not see the method used to evaluate fairness, as set forth in  the policy  laid  out on  page 53. In addition, we note your risk factor on page 11 that arrangements with your consultant may not be considered arm’s length.  You have also added the loan to MLF to this section which, as a loan to your sole officer bearing no interest, does not appear to comply with your policy under Delaware General Corporation  Law. Therefore, we reissue comment 12 and ask that you disclose how you determined the fairness of the related party transactions disclosed  in  this section.

Company Response:  Please see revised text on Page 53 of the Amendment.

Exhibits

6. We note your response to comment 15 of our letter dated March 28,  2016; however, we  are unable to agree with your conclusion that the client contracts are not required to be disclosed  under Item 601(10)(ii)(B). You have disclosed  that your independent  auditors have raised substantial  doubt about  your ability  to continue  as a going  concern and that you are dependent on your revenue stream to operate for the next 12-14 months (with any loss  of clients  accelerating your  loss  of available  capital to continue  operations).   Given the high percentage of your revenue stream derived from these clients and the company’s dependence on these contracts to remain operational in the short term, we continue to believe they are material contracts. Please file these contracts as exhibits to your next amendment.

GRCR Partners, Inc.
Securities and Exchange Commission

Company Response:  The Company has filed the various existing agreements as Exhibits to the Amendment, however it made a confidentiality request with the Staff concurrent with the filing of the Amendment.

Please advise the undersigned as soon as possible if the staff has any further comments relating to the Registration Statement or the Amendment.  You can contact the undersigned at (908) 832-5546.  Thank you in advance for your courtesy and cooperation.

Sincerely,

/s/ Daniel H. Luciano
Daniel H. Luciano